FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 20, 2004

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

   EXHIBITS

Exhibit 1 -

News Release, July 20, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: July 20, 2004

Exhibit 1.

JULY 20, 2004                                              NEWS RELEASE

                  Symbol: LKYOF.OTC Bulletin Board

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) wishes to announce that the non-brokered Private Placement Financing Agreement with Kalpakian Bros. of B.C. Ltd., (“Kalpakian Bros.”), a related company, announced on July 13, 2004 has closed.  The Company has today issued 1,000,000 units of the securities of the Company at the price of Canadian $0.10 per unit for total proceeds to the Company of Canadian $100,000.  Each unit consists of one common share in the capital of the Company and one warrant to purchase an additional common share in the capital of the Company.  Each warrant is exercisable at the price of Canadian $0.15 per common share if exercised during the first year and at the price of Canadian $0.20 per common share if exercised during the second year   All common shares issued pursuant to this private placement shall have a hold period expiring on November 21, 2004.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519 or email: info@lucky1.net .

On behalf of the Board of

Lucky 1 Enterprises Inc.

“Bedo H. Kalpakian”

____________________________

Bedo H. Kalpakian, President

LUCKY 1 ENTERPRISES INC.

6th Floor, 1199 West Hastings Street

Vancouver, BC, Canada   V6E 3T5

Tel: (604) 681-1519

Fax: (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net